Meeting of the Board of
Directors of Equity Growth Systems, inc.

A meeting of the Board of Directors of Equity Growth Systems, inc. was held on May 28, 1998, at which meeting a quorum was present.

Upon motion duly made, the following Corporate Resolution was adopted by the Board of Directors of the corporation:

"RESOLVED, that Leonard Miles Tucker be issued 25,000 shares as compensation for acting on administrative committee to Equity Growth Systems, inc. These shares are to be issued with a 144 Restrictive Legend as per Rule 144.

There being no further business requiring action or consideration and upon duly made, the meeting was adjourned.

/s/ E. Granville-Smith /s/
-----------------------------
E. Granville-Smith
CEO and Chairman

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